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                             [ST. JOHN LETTERHEAD]

                   St. John Announces Shareholder Rights Plan

     IRVINE, Calif. - (BUSINESS WIRE) - Nov. 4, 1998 - Bob Gray, chairman and chief executive officer of St. John Knits Inc. (NYSE: SJK), Wednesday announced that its Board of Directors has adopted a shareholder rights plan.

     The Rights will be issued as a dividend to shareholders of record on Nov. 18, 1998.

     Generally, the plan provides that if a person or group acquires more than 15% of the company's stock, holders of the Rights will be entitled to purchase the company's stock at half of market value. The plan also provides that if the company is acquired in a merger or other business combination after a person or group acquires more than 15% of the company's stock, holders of the Rights will be entitled to purchase the acquirer's stock at half of market value. Subject to certain restrictions, the company will be entitled to redeem the Rights for a nominal amount at any time until the first date of public announcement that a 15% position in the company has been acquired. Details will be mailed to shareholders of the company on or about Nov. 20, 1998. The company said that the shareholder rights plan was not adopted in response to any specific effort to acquire control of the company.

     The company, with headquarters in Irvine, is a leading designer, manufacturer and marketer of women's clothing and accessories, sold principally under the St. John, Griffith & Gray, SJK by St. John and Marie Gray trade names. In addition, the company's Retail Division operates seventeen retail boutiques and nine outlet stores. Through a majority owned subsidiary, Amen Wardy Home, the company also operates five home furnishing boutiques.

     CONTACT:  St. John Knits Inc., Irvine
               Roger G. Ruppert, 949/863-1171

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